UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                               British Energy plc
                                (Name of issuer)

                                 Ordinary Shares
                         (Title of class of securities)

                                    110793304
                                 (CUSIP number)

                                 April 13, 2000
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               ( ) Rule 13d-1 (b)
                               (x) Rule 13d-1 (c)
                               ( ) Rule 13d-1 (d)

CUSIP No. 110793304                   13G                      Page 2 of 6 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Deutsche Asset Management Group Limited (f/k/a Morgan Grenfell Asset Management Limited)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) ( )
                                                                         (b) ( )
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
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NUMBER OF SHARES         5    SOLE VOTING POWER
                              0
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BENEFICIALLY OWNED BY         SHARED VOTING POWER
                         6    29,267,366
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EACH REPORTING                SOLE DISPOSITIVE POWER
                         7    0
--------------------------------------------------------------------------------
PERSON WITH                   SHARED DISPOSITIVE POWER
                         8    31,461,002
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 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,461,002
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                          ( )
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.1%
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12   TYPE OF REPORTING PERSON

     HC
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

Item 1(a).     Name of Issuer:

               British Energy plc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 10 Lochside Place, Edinburgh, EH12 9DF, United Kingdom.


Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Asset Management Group Limited (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is One Appold Street, London EC2A 2UU, United Kingdom.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Ordinary Shares, which also includes securities held in the form of American Depository Shares (the "Ordinary Shares").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b),or 13d-2(b) or (c), check whether the person filing is a:

               (a) ( ) Broker or dealer registered under section 15 of the Act;

               (b) ( ) Bank as defined in section 3(a)(6) of the Act;

               (c) ( ) Insurance Company as  defined in  section 3(a)(19) of the
                       Act;

               (d) ( ) Investment Company  registered  under  section  8 of the
                        Investment Company Act of 1940;

               (e) ( ) An  investment adviser  in  accordance  with  Rule  13d-1
                       (b)(1)(ii)(E);

               (f) ( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) ( ) A  parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) ( ) A savings  association  as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) ( ) A  church  plan that is excluded  from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) ( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. (x)

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    The Reporting  Person owns the amount of the Ordinary Shares as set forth on the cover page.

               (b)  Percent of class:

                    The  Reporting  Person owns the  percentage  of the Ordinary
               Shares as set forth on the cover page.

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         The  Reporting  Person  has the  sole  power to vote or
                    direct the vote of the Ordinary Shares as set forth on the cover page.

                    (ii) shared power to vote or to direct the vote:

                         The  Reporting  Person has the shared  power to vote or
                    direct the vote of the Ordinary Shares as set forth on the cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                         The  Reporting  Person has the sole power to dispose or
                    direct the disposition of the Ordinary Shares as set forth on the cover page.

                    (iv) shared  power to dispose  or to direct the  disposition of:

                         The Reporting Person has the shared power to dispose or
                    direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Investment management clients of the Reporting Person's subsidiaries have the ultimate right to dividends from Ordinary Shares held on their behalf and the proceeds from the sale of Ordinary Shares held on their behalf.

Item 7.        Identification   and  Classification  of  the   Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               The following are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figures on the cover pages: Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited and Deutsche Investment Trust Management Limited.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2000

                                         DEUTSCHE ASSET MANAGEMENT GROUP LIMITED

                                         By: /s/William Slattery
                                            ------------------------------------
                                            Name:   William Slattery
                                            Title:  Head of Business Risk